Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of October, 2018

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.

(Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar

São Paulo, SP, Brazil 01317-910

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F         X                              Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                                         No         X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                                         No         X

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM

1.	Corporate Governance Code

Corporate Governance Code - 2018

1. Shareholders

Principle	Best Practice	Comply With?	Explanation
1. Shareholders
1.1 Corporate Structure	1.1.1 – The company’s equity capital must be entirely made up of common shares.	Yes
1.2 Shareholders Agreement	1.2.1 – Shareholders’ agreements must not bind the voting rights of any managers or members of oversight and control bodies.	Yes
1.3 Annual General Meeting

1.3.1 – The board of executives must use the shareholders’ meeting to communicate the conduction of the company’s business, to which end management must publish a manual to facilitate and encourage attendance at shareholders’ meetings.

Yes
1.3 Annual General Meeting

1.3.2 – The minutes must permit a full understanding of the deliberations had at the shareholders’ meeting, even if drawn as summaries of the events, and include identification of the votes cast by the shareholders.

Yes
1.4 Protection Measures	1.4.1 – The board of directors must provide a critical analysis of the advantages and disadvantages of protective measures and their characteristics, and, in particular, of activation triggers and pricing parameters, where applicable, including explanations thereof.	No

The company has a statutory protective clause against shares dispersal that provides for a public purchase offer of the shares of the Company’s other shareholders in the event of the acquisition of a stake of 20 percent or more in the company’s equity capital, pursuant to Article 46 of the Corporate Bylaws. The disposition was included in June 2011 at the time of the Bylaws reform conducted as part of the Company’s admission to the Listing Regulations of B3’s Novo Mercado. When the clause was included in the Corporate Bylaws, the amendment was accompanied by the management’s proposal, including comments on and justification of the proposed changes, in line with the best public-offer practices found in international regulations.

1.4 Protection Measures	1.4.2 – There must be no clauses preventing removal of the immutable clause from the Corporate Bylaws.	No	There is nothing in the Bylaws preventing removal of the foregoing protective clause.
1.4 Protection Measures

1.4.3 – If the Bylaws mandate holding a public shares acquisition offer (”oferta pública de aquisição de ações” – OPA) whenever a shareholder or group of shareholders directly or indirectly attains a relevant share of the voting stock, the rules governing the setting of the offered price must not impose premiums significantly in excess of the shares’ economic or market value.

		No	There is nothing in the Bylaws to impose premiums in excess of the shares’ economic or market value in the event of an OPA triggered by the acquisition of a relevant stake.
1.5 Change in Control

1.5.1 – The Corporate Bylaws must provide: (i) for transactions leading to the direct or indirect divestment of control to be accompanied by a public shares acquisition offer (“oferta pública de aquisição de ações” – OPA) open to all shareholders, at the same price and under the same terms obtained by the selling shareholder; (ii) management must provide an opinion on the terms and conditions of corporate reorganizations, capital increases and other transactions leading to a control change, and verify that they ensure fair and equitable treatment to the company’s shareholders.

Yes
1.6 Administration’s Opinion on OPA

1.6.1 – The Corporate Bylaws must provide for the Board of Directors to provide its opinion in connection with any OPA for shares of the company or securities issued thereby that can be converted into or traded for shares of the company. Said opinion must include, among other relevant information, the management’s opinion on the potential acceptance of the OPA and the company’s economic value.

Yes

Ultrapar - Corporate Governance Code 2018 - Page 1

Corporate Governance Code - 2018

Principle	Best Practice	Comply With?	Explanation
1.7 Profits Attribution Policy	1.7.1 – The Company must draft and publish a profits attribution policy set by the Board of Directors. Among other aspects, such a policy must provide for the periodicity of dividend payments and the parameter to be used as reference for the setting of the respective amounts (percentages of adjusted net earnings and of free cash flow, among others).	Partially

Although the topic is not addressed in a stand-alone document, the Company’s earnings attribution policy is detailed in article 55 of its Corporate Bylaws, which governs the destination of neat earnings and provides for the respective specific percentages attributable to (i) required reserves; (ii) payment of required dividends; and (iii) reinvestment (by means of the constitution of specific reserves), in addition to authorization to draw half-yearly balance sheets and declare interim dividends. Notwithstanding the contents of the Corporate Bylaws, the Company also describes the procedure in item 3.4 of its 2018 Reference Form, Version 4.

1.8 Mixed-Economy Society	1.8.1 – The Corporate Bylaws must clearly and precisely identify, in a specific chapter, the public interest that justifies the creation of the mixed-economy society.	Does not apply
1.8 Mixed-Economy Society	1.8.2 – The Board of Directors must monitor the company’s activities and establish policies, mechanisms and internal controls to ascertain any costs of service to public interest and any reimbursement to the company or other shareholders and investors by the controlling shareholder.	Does not apply

Ultrapar - Corporate Governance Code 2018 - Page 2

Corporate Governance Code - 2018

Principle	Best Practice	Comply With?	Explanation
2. Board of Directors
2.1 Duties	2.1.1 – The Board of Directors must, without prejudice to other legal and statutory duties and other practices pursuant to the Code: (i) define business strategies taking into consideration the impacts of the company’s activities on society and the environment, aiming for the company’s perpetuity and long-term value creation; (ii) periodically assess the company’s risk exposure and the effectiveness of its risk-management systems, internal controls and compliance system, as well as approve a risk-management policy compatible with the business strategies; (iii) define the Company’ values and ethical principles and protect the issuer’s maintained transparency in its relationships with all, stakeholders; (iv) annually review the corporate governance system with the purpose of improving it.	Yes

Yes. All of the duties listed in the principle at hand are part of the purview of the Board of Directors and its advisory committees, as per the Corporate Bylaws, the Board’s Internal Bylaws (and those of its committees), and the Company’s corporate policies. According to Article 28, “a”, of the Corporate Bylaws, the Board of Directors fulfills its duty to “provide general guidance for the Company’s business and that of the societies it controls” (which includes the definition of values and ethical principles), convening as provided in its annual calendar to discuss every relevant topic of each business. The Risk-Management Policy further provides for the Board’s jurisdiction to approve said Policy, periodically assess Ultra’s risk exposure, and evaluate the effectiveness of risk-management systems. In addition, the Company has a Code of Ethics approved by the Board of Directors, which is responsible for maintaining discipline as concerns the Company’s internal and external relationships. Furthermore, as per the Board’s Internal Bylaws, the body is responsible for “formulating, approving and periodically reviewing the corporate governance, policy-related and management-related guidelines of the Company and its controlled companies”.

2.2 Composition of the Board of Directors	2.2.1 – The Corporate Bylaws must provide: (i) for the Board of Directors to be made up of a majority of outside members, and at least one-third independent members; (ii) the Board of Directors must annually assess and publish who the independent members are, as well as point out and justify any circumstances that may compromise their independence.	Partially

Article 18 of the Corporate Bylaws provides that the Board of Directors must be made up of at least 30 percent independent members. At present, six out of the Board’s eight members qualify as independent. The Board of Directors evaluates the characterization of those appointed for independent member positions before their election, as provided (and in the light of the criteria listed) in Article 17, item II, of B3’s Novo Mercado Listing Regulations. This is done every two years (coinciding with the duration of the terms of the Company’s Directors). In addition, the members of the Board of Directors are instructed to immediately inform the other members of any circumstances that may compromise their independence as per the requirements set forth in the Novo Mercado Regulations, for purposes including enabling the Board to assess the need to replace the member so as to maintain the minimum percentage/number of Independent Directors set forth in its Corporate Bylaws. A new draft of the body’s Bylaws is at the internal approval phase that will explicitly formalize this guidance.

2.2 Composition of the Board of Directors	2.2.2 – The Board of Directors must approve an appointments policy: (i) governing the appointment process for members of the Board of Directors, including indication of the role of the company’s other bodies in said process; (ii) providing that the Board of Directors must be formed bearing in mind the members’ time available to carry out their duties and the diversity of their knowledge, experience, behavior, cultural aspects, age bracket and gender.	No

The Company’s Management is drafting the Members Appointment Policy for the Board of Directors, Statutory Management and Advisory Committees to the Board. The draft will be approved by the Board of Directors to govern the appointments process as well as the corporate bodies’ formative criteria. The Corporate Bylaws, articles 20 and subsequent, contain guidelines for the appointment process for members of the Board of Directors, including qualification and professional experience of appointees, so that shareholders may evaluate the eligible members’ profiles. In any case, the Company will implement an appointments policy, since, among other factors, it is a requirement according to B3’s Novo Mercado Listing Regulations (under the version in force, which provides a period for the practices of listed companies to become compliant).

2.3 Chairman of the Board of Directors	2.3.1 – The Executive President must not accumulate the role of Chairperson of the Board of Directors.	Yes

Ultrapar - Corporate Governance Code 2018 - Page 3

Corporate Governance Code - 2018

Principle	Best Practice	Comply With?	Explanation
2.4 Assessment of the Board of Directors and of the Directors	2.4.1 – The Company must implement an annual performance evaluation process for its Board of Directors and committees as collegiate bodies, for the Chairperson and members of the Board individually, and for the Governance Secretary, if any.	No

The Company’ is structuring its evaluation process for subsequent implementation. Aid process will abide by all of the requirements pursuant to B3’s Novo Mercado Listing Regulations, as well as by the implementation period granted by B3 to all of the listed companies in the segment.

2.5 Succession Plan	2.5.1 – The Board of Directors must approve and keep up-to-date a succession plan for the Executive President, to be coordinated by the Chairperson of the Board.	Partially

One of the Company’s standing advisory bodies to the Board of Directors is the People Committee, whose duties include (i) “to take steps for the Company to prepare appropriately and sufficiently in advance for the succession of its executives, and in particular of the Executive President and its main executives”; and (ii) “to take steps and track the steps taken to ensure the Company’s adoption of a skills, leadership, attraction, retention and motivation model aligned with its strategic plans”. Given this, the Board of Directors is responsible for providing guidelines for the People Committee—also made up by members of the Board—to coordinate the process established within the Company, which, based on twice-yearly meetings, keeps track of the succession of the Company’s main executives, with the duty to annually report its main conclusions to the Board of Directors. The Company therefore understands that the principle’s objective has been met not by a Succession Plan, but by a process tracked by the Board of Directors and under the People Committee’s coordination.

2.6 Integration of New Directors	2.6.1 – The Company must have in place a previously structured integration program for new members of the Board of Directors, so that such members are introduced t key people in the Company and to its facilities, and under which essential topics are addressed to enable understanding the Company’s business.	Yes

The Company embraces the recommended practice. A new draft Bylaws of the Board of Directors is at the internal approval phase that will explicitly address the jurisdiction of the Chairperson of the Board to organize, together with the Executive President, at the time of the election of a new member to the Board, an integration program for said new member that will enable becoming acquainted with the organization’s activities and obtaining information on it. The new Directors integration program includes an agenda providing for: (i) introduction meetings with other members, with the members of the Board of Executives, and with the Company’s other executives; (ii) visits to the main facilities of the Company and its controlled companies, as needed; and (iii) discussion of essential topics for the appropriate understanding of Ultra’s business, to include the availability of all of the documents deemed needed by the new Board member.

2.7 Compensation of the Board of Directors

2.7.1 – Compensation of the members of the Board of Directors must be proportional to their duties, responsibilities and time demanded. There must be no compensation based on attendance at meetings, and the Board members’ variable compensation, if any, must not be linked with short-term results.

Yes
2.8 Bylaws of the Board of Directors

2.8.1 – The Board of Directors must have Bylaws governing its duties, functions and working rules, to include: (i) the duties of the Chairperson of the Board; (ii) rules for replacing the Chairperson of the Board in their absence or vacancy of the position; (iii) steps to be taken in the presence of conflicts of interest; and (iv) the definition of a sufficient advance period for receipt of materials for discussion at meetings, such documents to provide information at the appropriate depth.

Yes
2.9 Meetings of the Board of Directors

2.9.1 – The Board of Directors must set an annual calendar with the dates of its regular meetings, such to not be less than six nor more than 12, and extraordinary meetings must be convened as needed. Said calendar must include an annual themes agenda of relevant matters with the respective dates for discussion.

Yes

Ultrapar - Corporate Governance Code 2018 - Page 4

Corporate Governance Code - 2018

Principle	Best Practice	Comply With?	Explanation
2.9 Meetings of the Board of Directors	2.9.2 – Board meetings must regularly provide for exclusive sessions for outside members without the presence of executives and other guests, so that the outside members may align and discuss delicate topics.	No

Concerning the provision for exclusive sessions for independent members, considering that the majority of the members of the Board of Directors are independents, the Company understands that this practices is not necessary. However, there is nothing to prevent said members (or any other specific group of members) to hold exclusive meetings to address certain topics, as long as such meetings (i) are known to the entire body and (ii) are intended for alignment purposes alone, and not for deliberations. Furthermore, board members are subject to internal rules (and the law) regarding conflicts of interest to prevent attendance at meetings to discuss topics with which they are in conflict, to reduce the potential for embarrassment among bodies.

2.9 Meetings of the Board of Directors	2.9.3 – The minutes of the meetings of the Board bust be written in clear language and record the deliberations made, people in attendance, dissenting votes, and abstentions from voting.	Yes	This guideline can be found in the Board of Directors’ Internal Bylaws.

Ultrapar - Corporate Governance Code 2018 - Page 5

Corporate Governance Code - 2018

Principle	Best Practice	Comply With?	Explanation
3. Executive Officers
3.1 Duties

3.1.1 – The Executive Board must, without prejudice of its legal and statutory duties and other practices as per the Code: (i) carry out the risk-management policy and, whenever needed, propose to the Board any needed amendments thereto as a result of changes to the risks to which the Company is exposed; (ii) implement and maintain effective mechanisms, processes and programs to monitor and disclose the company’s financial and operating performance and the impacts of its activities on society and the environment.

Yes
3.1 Duties	3.1.2 – The Executive Board must have Bylaws establishing its structure manner of working, and roles and responsibilities.	Yes
3.2 Appointment of Executive Officers	3.2.1 – There must be no reserved Executive Board or managerial positions to be filled by direct appointment from shareholders.	Yes
3.3 Assessment of the CEO and of the Executive Board	3.3.1 – The Executive President must be subject to annual evaluation according to a formal process to be conducted by the Board of Directors, based on the ascertainment of the achievement of financial and non-financial performance goals set by the Board of Directors for the company.	No	The Company is structuring the evaluation process for its management bodies and respective managers, in line with the guidelines and determinations of B3’s Novo Mercado Listing Regulations. The evaluation process will be structured and implemented within the period granted by B3 to all members of the Novo Mercado to enable proper formatting and application by all of the Company’s relevant bodies.
3.3 Assessment of the CEO and of the Executive Board	3.3.2 – The results of the evaluations of the other Officers, including the Executive President’s proposed of goals to be agreed and retention, promotion or dismissal of the executives from their respective positions, must be presented, analyzed, discussed and approved at a meeting of the Board of Directors.	No	The Company is structuring the evaluation process for its management bodies and respective managers, in line with the guidelines and determinations of B3’s Novo Mercado Listing Regulations. The evaluation process will be structured and implemented within the period granted by B3 to all members of the Novo Mercado to enable proper formatting and application by all of the Company’s relevant bodies.
3.4 Compensation of the Executive Board	3.4.1 – The Executive Board’s compensation must be set by means of a compensation policy to be approved by the Board of Directors, embracing a formal and transparent process that takes into consideration the costs and risks involved.	No

The compensation policy for members of the Board of Directors and its committees as well as for the Executive Board is at the drafting and internal approval phase. The compensation policy will be finalized and approved by the Board of Directors within the period granted by B3 to all members of the Novo Mercado, to enable proper formatting and application by the Company. In any case, the main criteria and components of the Executive Board’s compensation are already addressed in the Reference Form.

3.4 Compensation of the Executive Board	3.4.2 – The Executive Board’s compensation must results-based, with medium- and long-term goals clearly and objectively linked with the generation of long-term economic value for the company.	Yes	The Executive Board’s compensation is made up of fixed and variable components, which, in turn, may include short- and long-term incentives intended to generate value for the Company. Additional details can be found in Item 13.1 of the 2018 Reference Form, available at the Company’s Investor Relations Website and on CVM’s Website.
3.4 Compensation of the Executive Board	3.4.3 – The incentives structure must align with the risk limits set forth by the Board of Directors and prevent any single person from controlling the decision-making process and its respective oversight. No one must deliberate on their own compensation.	Yes	The incentives structure is aligned with the Company’s risk limits and none of the corporate bodies deliberates on its own compensation.

Ultrapar - Corporate Governance Code 2018 - Page 6

Corporate Governance Code - 2018

Principle	Best Practice	Comply With?	Explanation
4. Enforcement and Control Bodies
4.1 Audit Committee	4.1.1 – The statutory audit committee must: (i) include as one of its duties that of advising the Board of Directors in monitoring and controlling the quality of the financial statements, in internal controls, in risk management and in compliance; (ii) be formed by a majority of independent Directors and controlled by an independent Director; (iii) have at least one of its independent members as someone with proven experience in corporate accounting, internal controls, finance and audit, cumulatively; and (iv) have a budget of its own to retain consultants for accounting, legal or other matters when the opinion of an outside expert is needed.	Yes

The Bylaws of the Company established that the Audit Committee of the Company should be installed in the absence of the Fiscal Council, as detailed. As articles 38 and subsequent of the Corporate Bylaws provide, the Company has a statutory Audit Committee made up of three members (at least two of which must be outside, independent members), all of whom must have knowledge of or experience in accounting, taxation, or the standards applicable to publicly listed corporations as concerns the appropriate preparation of financial statements. The Audit Committee’s duties include (i) “to analyze the management report and the financial statements of the Company and its controlled companies, making the recommendations it deems needed to the Board of Directors” and (ii) “to assess the effectiveness and sufficiency of the internal controls framework and of the internal and independent audit processes of the Company and its controlled companies, including in terms of the contents of the Sarbanes-Oxley Act, presenting recommendations for improving policies, practices and procedures as it deems needed”. At present, the Company’s Fiscal Committee, when convened, accumulates all of the duties of the Audit Committee (which does not convene in such fiscal periods), pursuant to the contents of article 41 of the Corporate Bylaws. In any case, the Company is already taking steps so that the statutory Audit Committee will function permanently, abiding by all of the prescriptions in B3’s Novo Mercado new Listing Regulations as concerns membership, duties and a budget of its own.

4.2 Fiscal Committee

4.2.1 – The Fiscal Committee must have its own Bylaws describing its structure, manner of working, working program, roles and responsibilities, without hampering the individual performance of its members.

Yes
4.2 Fiscal Committee	4.2.2 – Minutes of the meetings of the Fiscal Committee must abide by the same disclosure rules as the minutes of the meetings of the Board of Directors.	Partially

CVM Instruction 480/2009 already requires disclosure of the minutes of the meetings of the Fiscal Committee that approve opinions, and the company is compliant. In addition, after the Audit Committee is installed permanently and the consequent revision of the Corporate Bylaws and of the Fiscal Committee’s Bylaws to reframe the body’s duties, matters addressed at meetings of the Fiscal Committee will be basically limited to topics for prior or subsequent discussion at meetings of the Board of Directors, whose minutes are already disclosed (including as concerns the Fiscal Committee’s opinion and a copy thereof), such as, for example: examination of and opinion on the quarterly financial statements and information, annual management report, and other proposals to be submitted to the Shareholders’ Meeting (equity capital changes, investment plans, dividends distribution, etc.).

4.3 Independent Auditors

4.3.1 – The company must establish a policy for retaining extra-audit services from its independent auditors, said policy to be approved by the Board of Directors and forbidding the retainer of extra-audit services that may compromise the auditors’ independence. The Company must not hire as independent auditors those who have rendered internal audit services to the company three years or less in the past.

Yes
4.3 Independent Auditors	4.3.2 – The independent audit team must report to the Board of Directors – through the audit committee, if present. The Audit Committee must monitor the effectiveness of the independent auditors’ work, as well as their independence. It must also evaluate and discuss the independent auditors’ annual work plan and submit it to the approval of the Board of Directors.	No

Currently, pursuant to the body’s bylaws, the Fiscal Audit has jurisdiction to: (i) “propose to the Board of Directors the appointment, dismissal and compensation of the firm to be retained to perform independent audit and/or provide an opinion on any proposal to be submitted to the Board of Directors in connection with the retainer, dismissal and compensation of such a firm, and will furthermore be responsible for overseeing the actions of the independent auditors and any proposed works other than audit, as well as for recommending the renewal or interruption of the relevant agreement”; and (ii) “monitor and analyze the Company’s management report, annual and interim financial statements, and quarterly information, and discuss with the Company’s management bodies and independent auditors the results of the examined financial statements and other matters of relevance that may affect the reliability of such statements, before disclosure of operating results”.

Ultrapar - Corporate Governance Code 2018 - Page 7

Corporate Governance Code - 2018

Principle	Best Practice	Comply With?	Explanation
4.4 Internal Audit	4.4.1 – The company must have an internal audit area reporting directly to the Board of Directors.	Yes	The company has an internal audit area that reports both to the Board of Directors and to the Executive Board, depending on the matter at hand.
4.4 Internal Audit

4.4.2 – Where internal audit is outsourced, the services in question must not be rendered by the same firm that renders financial statements audit services. The company must not hire as internal auditors those who have rendered independent audit services to it three years or less in the past.

Does not apply
4.5 Risk Management, Internal Control, Compliance	4.5.1 – The company must embrace a risk-management policy to be approved by the Board of Directors and to include the definition of the risks against which it seeks to protect, the instruments used to this end, the organizational risk-management framework, an assessment of the adequacy of the operational framework and internal controls to verify their effectiveness, and definitions of guidelines for the establishment of acceptable levels of exposure to these risks.	Yes

The company has: (i) internal audit, risk management, and internal controls areas that assist the businesses in maintaining high levels of control, provide support during crises and in risk management, and analyze and correct any process failures, contributing to an integrated view of the Company’s risks. These areas are associated with the Risk, Compliance and Audit Division (“Diretoria de Riscos, Compliance e Auditoria”—DRCA), which is supported by the Audit and Conduct committees according to their purviews, reporting to the main Corporate Governance bodies of the Company, including the Board of Directors; and (ii) A duly structured Ethics and Compliance Program whose terms and operational structure are disclosed as part of the Corporate Anti-Corruption and Relationship with Public Authorities Policy, in addition to maintaining a Conduct Committee, an advisory body to the Board of Directors whose duties include “monitoring, with support from Ultra’s Risk, Compliance and Audit Division, the scope of and compliance with Ultra’s Ethics Code and Corporate Policies”. Furthermore, the Risk, Compliance and Audit Division’s jurisdiction to annually review the effectiveness of the relevant policies and to audit the compliance program is provided for, respectively, in Ultra’s Corporate Risks Management Policy and the Code of Ethics.

4.5 Risk Management, Internal Control, Compliance	4.5.2 – The Board of Directors must make sure that the Executive Board has the mechanisms and internal controls to know, evaluate and control risks so as to keep them at levels compatible with the limits set, including a compliance program to ensure compliance with internal and external laws, regulations and standards.	Yes

The company has: (i) internal audit, risk management, and internal controls areas that assist the businesses in maintaining high levels of control, provide support during crises and in risk management, and analyze and correct any process failures, contributing to an integrated view of the Company’s risks. These areas are associated with the Risk, Compliance and Audit Division (“Diretoria de Riscos, Compliance e Auditoria”—DRCA), which is supported by the Audit and Conduct committees according to their purviews, reporting directly to the Executive President, as well as to the Board of Directors; and (ii) A duly structured Ethics and Compliance Program whose terms and operational structure are disclosed as part of the Corporate Anti-Corruption and Relationship with Public Authorities Policy, in addition to maintaining a Conduct Committee, an advisory body to the Board of Directors whose duties include “monitoring, with support from Ultra’s Risk, Compliance and Audit Division, the scope of and compliance with Ultra’s Ethics Code and Corporate Policies”. Furthermore, the Risk, Compliance and Audit Division’s jurisdiction to annually review the effectiveness of the relevant policies and to audit the compliance program is provided for, respectively, in Ultra’s Corporate Risks Management Policy and the Code of Ethics.

4.5 Risk Management, Internal Control, Compliance	4.5.3 – The Executive Board must evaluate, annually at least, the effectiveness of the risk-management and internal controls policies and systems, as well as of the compliance program, and report to the Board of Directors on the resulting evaluation.	Yes	The company has: (i) internal audit, risk management, and internal controls areas that assist the businesses in maintaining high levels of control, provide support during crises and in risk management, and analyze and correct any process failures, contributing to an integrated view of the Company’s risks. These areas are associated with the Risk, Compliance and Audit Division (“Diretoria de Riscos, Compliance e Auditoria”—DRCA), which is supported by the Audit and Conduct committees according to their purviews, reporting directly to the Executive President, as well as to the Board of Directors; and (ii) A duly structured Ethics and Compliance Program whose terms and operational structure are disclosed as part of the Corporate Anti-Corruption and Relationship with Public Authorities Policy, in addition to maintaining a Conduct Committee, an advisory body to the Board of Directors whose duties include “monitoring, with support from Ultra’s Risk, Compliance and Audit Division, the scope of and compliance with Ultra’s Ethics Code and Corporate Policies”. Furthermore, the Risk, Compliance and Audit Division’s jurisdiction to annually review the effectiveness of the relevant policies and to audit the compliance program is provided for, respectively, in Ultra’s Corporate Risks Management Policy and the Code of Ethics.

Ultrapar - Corporate Governance Code 2018 - Page 8

Corporate Governance Code - 2018

Principle	Best Practice	Comply With?	Explanation
5. Ethics and Conflict of Interests
5.1 Code of Conduct and Whistleblower Channel	5.1.1 – The Company must have an independent and autonomous Conduct Committee reporting directly to the Board of Directors and responsible for implementing, disseminating training, reviewing and updating the Code of Conduct and the whistleblower channel, as well as for investigating and proposing corrective steps in connection with breaches of the Code of Conduct.	Yes

The Company has a Conduct Committee that reports to the Board of Directors and has the operational support of the Risk, Compliance and Audit Division (“Diretoria de Riscos, Compliance e Auditoria”—DRCA), and whose responsibilities, according to the Company’s Code of Ethics, include (i) “to care for the quality and effective ness of the Code of Ethics and Corporate Policies, proposing reviews and updates to the Board of Directors”, (ii) “to investigate, spontaneously or as provoked by and with support from Ultra’s Risk, Compliance and Audit Division, breaches against the contents of Ultra’s Code of Ethics and Corporate Policies” and (iii) “to propose appropriate sanctions to Ultra’s Management, in the event of breaches against this Code and Ultra’s Corporate Policies”. In its turn, the DRCA, with support from the businesses’ compliance managers, has the jurisdiction to (i) “manage whistleblower channel Canal Aberto Ultra”, (ii) “develop and implement controls” and (iii). “deliver and control training”.

5.1 Code of Conduct and Whistleblower Channel

5.1.2 – The Code of Conduct, as drafted by the Executive Board with support from the conduct committee and approved by the Board of Directors must: (i) discipline the Company’s internal and external relationships, expressing its own expected commitment, as well as that of its Directors, Officers, shareholders, employees, suppliers and stakeholders, with the adoption of appropriate standards of conduct; (ii) manage conflicts of interest and provide for the abstention of members of the Board of Directors, of the Audit Committee or of the Conduct Committee, if convened, who, as the case may be, may be in a conflict of interests; (iii) to clearly define the scope and reach of the actions intended to investigate situations deemed to have been carried out with the use of privileged information (such as the use of privileged information for commercial purposes of for securing benefits in securities deals); (iv) provide that ethical principles be the basis for negotiating contracts, agreements, proposed amendments to the Bylaws, and the policies that drive the company as a whole, as well as to establish a maximum value of goods or services from third parties that managers and employees may accept free of charge or under favorable conditions.

Yes
5.1 Code of Conduct and Whistleblower Channel	5.1.3 – The whistleblower channel must be independent, autonomous and impartial, operating according to guidelines defined by the Executive Board and approved by the Board of Directors. It must operate independently and impartially, and guarantee its users’ anonymity, in addition to carrying out and adopting, in a timely manner, the investigations and steps required. The service may be entrusted to a third party of recognized capability.	Yes

The Company provides Canal Aberto Ultra to provide guidance on ethical dilemmas and doubts, and to accept reports in the event of breaches against the Code of Ethics, the Law, guidelines, internal standards or Corporate Policies. Canal Aberto is operated by an independent firm and guarantees anonymity as requested, secrecy, and impartiality in the investigation and analysis of reports, and in the application of sanctions to any retaliations good-faith whistleblowers.

5.2 Conflict of Interests	5.2.1 – The Company’s governance rules must provide for the separation and clear definition of functions, roles and responsibilities associated with the mandates of all governance agents. They must also define the scope of each level of jurisdiction as a means to minimize potential conflict of interests focuses.	Yes

The functions, roles and responsibilities of each of the Company’s governance agents are defined clearly and in detail in the Bylaws of the corporate bodies (Board of Directors, Executive Board and committees), as well as in Corporate Policies and the Company’s other internal documents.

5.2 Conflict of Interests

5.2.2 – The Company’s governance rules must be publicly disclosed and provide that a person who is not independent as concerns a topic of discussion or deliberation before or at the company’s management or oversight bodies must disclose such a conflict of interests or personal interest in a timely manner. In the event of noncompliance, these rules must provide that another person should raise the conflict, if aware of it and that, as soon as a conflict of interests is identified in connection with a specific matter, the person involved will be removed – including in physical terms – from discussions and deliberations. The rules must provide for such a temporary removal to be reported in the minutes.

		Yes	The Company’s Conflicts of Interest and Relationships with Related Parties Policy contains mechanisms to manage conflicts of interest, including in connection with topics for discussion at the shareholders’ meeting, and provides means for a person other than that involved in a conflict to point out such a conflict, leading to the removal (including physical removal) of the person involved from discussions and deliberations, all of which must be reported in the minutes. The annulment of votes cast while in conflict will abide by the laws governing the matter.

Ultrapar - Corporate Governance Code 2018 - Page 9

Corporate Governance Code - 2018

Principle	Best Practice	Comply With?	Explanation
5.2 Conflict of Interests	5.2.3 – The Company must have mechanisms for managing conflicts of interest in votes submitted to the shareholders’ meeting, for receiving and processing alleged conflicts of interest, and for the annulment of votes cast while in conflict, even if after the meeting’s conclusion.	Yes

The Company’s Conflicts of Interest and Relationships with Related Parties Policy contains mechanisms to manage conflicts of interest, including in connection with topics for discussion at the shareholders’ meeting, and provides means for a person other than that involved in a conflict to point out such a conflict, leading to the removal (including physical removal) of the person involved from discussions and deliberations, all of which must be reported in the minutes. The annulment of votes cast while in conflict will abide by the laws governing the matter.

5.3 Transactions with Related Parties	5.3.1 – The Corporate Bylaws must define what transactions with related parties require approval of the Board of Directors, with the exclusion of any members with potential conflicts of interest.	Partially

The Company’s policy for transactions with related parties is being drafted. It will be unified with the conflicts of interest policy and include all of the herein described rules, informing what transactions with related parties will require the approval of the Board of Directors, with the exclusion of any members with potential conflicts of interest.

5.3 Transactions with Related Parties

5.3.2 – The Board of Directors must approve and implement a policy for transactions with related parties including, among other rules: (i) a provision such that, before the approval of specific transactions or guidelines for the conduction of transactions, the Board of Directors must ask the executive Board for market alternatives to the transaction with related parties in question, adjusted for the risk factors involved; (ii) prohibition of forms of compensation to advisors, consultants or intermediates that may generate conflicts of interest with the Company, its managers, shareholders, or classes of shareholders; (iii) prohibition against granting loans to the controlling shareholder and managers; (iv) cases of transactions with related parties that require support from independent evaluations prepared without the involvement of any party to the operation in question, be it a bank, legal counsel, specialized consultancy or others, based on realistic assumptions and third-party validated information; (v) corporate restructurings involving related parties must guarantee equitable treatment to all shareholders.

		No	The Company’s policy for transactions with related parties is being drafted. It will be unified with the conflicts of interest policy and include all of the herein described rules, informing what transactions with related parties will require the approval of the Board of Directors, with the exclusion of any members with potential conflicts of interest. The policy for transactions with related parties will be approved and implemented within the period grated by B3 to all members of the Novo Mercado, and will contain details on the procedure for approving transactions with related parties, as well as each corporate body’s jurisdiction for approval of such transactions, so that provisions on the matter in the Corporate Bylaws will become superfluous.
5.4 Securities Trading Policy	5.4.1 – The Company must adopt, y decision of the Board of Directors a policy for trading of own securities that, without prejudice against compliance with the rules set forth in CVM regulations, will establish controls to enable monitoring deals made, as well as the investigation and punishment of the parties responsible in the event of noncompliance with the policy.	Yes

The Company has in place a policy covering the disclosure of material facts and the trading in securities that has been approved by the Board of Directors. The policy covers (i) all cases of ordinary and extraordinary prohibition of trades in securities, (ii) the parties subject to the policy (as well as their duty to disclose operations to the relevant bodies), (iii) guidelines for the filing of individual investment programs, and (iv) the duties of the Investor Relations Officer (such as keeping an updated file containing information on all of the parties subject to the policies) and of the Disclosure and Negotiation Committee, including for the purposes of investigating and punishing the parties responsible for noncompliance with the policy.

5.5 Contributions and Donations Policy	5.5.1 – To ensure increased transparency concerning the use of the company’s resources, a policy must be drafted covering voluntary contributions, including those of a political nature, to be approved by the Board of Directors and implemented by the Executive Board, containing clear and objective principles and rules.	Yes

The Company’s contributions, donations and sponsorships policy for the public and private sectors (including as concerns political activities) can be found in Chapter 6.2 of its Corporate Anti-Corruption and Relationship with Public Authorities Policy, which has the approval of the Board of Directors and is executed by the Executive Board and other relevant corporate bodies, containing clear and objective guidelines applicable to such contributions.

5.5 Contributions and Donations Policy	5.5.2 – The policy must provide for the Board of Directors to be the corporate body responsible for approving all disbursements associated with political activities.	Yes
5.5 Contributions and Donations Policy	5.5.3 – The policy governing voluntary contributions of State-controlled companies or companies with repetitive and relevant commercial relations with the State must prohibit contributions or donations to political parties or individuals associated with them, even where such contributions are permitted by the law.	Does not apply

Ultrapar - Corporate Governance Code 2018 - Page 10

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 31, 2018

ULTRAPAR HOLDINGS INC.

By:	/s/ Andre Pires de Oliveira Dias
Name: Andre Pires de Oliveira Dias Title: Chief Financial and Investor Relations Officer

(Corporate Governance Code)